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06045807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
AUG 28 2006
SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **August 2006**.

Commission File Number **0-26448**

DESWELL INDUSTRIES, INC.
(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_______________.

946936





GLITTERING Future

ANNUAL REPORT





Contents

Financial Highlights ▷▷▷

Deswell continue to pay a healthy dividend while maintaining a strong cash position and financing expansion.

Net Sales



115.3 **millions**
Year ended March, 31

Net Income



8.8 **millions**
Year ended March, 31

Basic Net Income Per Share



0.59 **dollars**
Year ended March, 31

Total Assets ▷▷▷


140 (millions $)
130
120
110
100
90
80
70
60
50
40
30
20
10
26.6
40.9
59.1
64.3
71.8
83.5
94.7
106.2
113.5
137.0
131.0
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
March, 31

Capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery constituted the growth of total assets.



Business Overview ▷▷▷

Deswell Industries, Inc. ('Deswell' or 'the Company') has been operational now for nineteen years, and has been listed on the Nasdaq board for the last eleven of them. In that time, it has established a global reputation as a quality OEM manufacturer of injection-molded plastic parts and components. At the same time, it has further diversified its business by moving into the manufacture of electronics products and subassemblies, and of metallic molds and accessory parts. Most recently, from January 2005 the Company further widened its business scope by beginning to engage in the distribution of audio equipment in China.


JETCROWN



Deswell has kept itself at the forefront of the plastic injection molding industry by investing strategically in new and state-of-the-art premises and equipment over the past five years. While retaining its original plastic injection molding production plant in Shekou, it has also built and equipped a modern factory in Houjie, Dongguan, strategically sited in the Pearl River Delta area close to raw materials suppliers and with access to comprehensive international logistics facilities. These plants produce a wide range of parts and components made using plastic injection technologies such as film injection, integrated injection and insert injection. The Company's plastic injection parts are used in both consumer and industrial products such as cases and key tops for personal organizers; cases for flashlights, telephones, paging machines, projectors and alarm clocks; grips and rods for fishing tackle; toner cartridges and cases for photocopy machines and printers; parts for electrical products such as air-conditioning units and ventilators; parts for audio equipment; double injection caps and baby products; laser key caps; and automobile components.

The Company's electronics and metallics facility is sited in Cheung On, Dongguan, and produces complex printed circuit board assemblies using surface mount ("SMT"), ball grip assembly ("BGA") and pin-through-hole ("PTH") interconnection technologies. Its range of finished products include business communication products such as digital system keyset, and IP phones, and sophisticated professional audio equipment such as digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers; and surveillance products such as CCTV matrix switcher/controller. The facility also manufactures metal products such as metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, and automatic teller machines.

In a move to further diversify its business activities and take advantage of its in-depth knowledge of the China business environment, in the year 2005 the Company also began to engage in the distribution of professional audio equipment in China.



At the end of the 2006 fiscal year, Deswell employed around 5,030 skilled staff members across its various manufacturing operations. The Company's products are produced on an OEM and contract basis and are shipped to customers at destinations throughout Asia, North America and Europe.

Two factors that impacted on Deswell's performance in the year under review were raw materials prices and labor rates. Raw material prices rose significantly during the year, but the Company could not immediately pass on these increases to customers and was instead forced to absorb them itself. In addition, a decrease in orders from some of Deswell's major telecommunications customers affected its plastics segment in particular, and led to a 19% drop in revenue from that division over the year.

Deswell's electronics and metallics division achieved positive sales growth of 2% over the previous year. This was however lower than anticipated, and was partly affected by the rising costs of labor and raw materials mentioned above. In addition, some sales were affected by temporary shortages of certain materials, which led to delays in the production and shipping of finished products, especially in the last quarter.

Overall, Deswell experienced an 8% drop in revenue for the year under review. However some of this fall resulted from short-term fluctuations that can be addressed relatively quickly. In particular, the Company's electronics and metallics segment is picking up speed and continuing to expand its customer base, and the Company is expecting a good performance from this segment in the coming year once materials shortages have been resolved.

The confidence of management in the prospects of the electronics and metallics segment was made very clear when, in April 2005, Deswell acquired a further 5% interest in this division which added to the extra 20% it acquired in January 2003. This means that Deswell now owns a 76% controlling interest in the holding company of its electronics and metallics division. Meanwhile, the Company continues with prudent financial policies and a policy of avoiding debt, and its commitment to redistributing profits to shareholders remains. Its current cash reserves amount to $25.4 million [2005: $28.1 million], and it has no long- or short-term debts.

The Company's 690,000 square foot Dongguan plastics manufacturing plant is largely operational now, with Phases I and II and most of Phase III completed and in use. The final part of Phase III, a new office building, is currently being fitted out and should be occupied by September 2006. Phase IV of the project, consisting of an extra two dormitory units and two other buildings, will be postponed until further capacity is needed and resources are available.



The new office building and the plant

Deswell now holds controlling interest in the holding company of its electronics and metallics division as follow:

76%

Steady growth is expected in the year to come, especially in the electronics and metallics segment.



New office being fitted out: the company will move into it in mid-September 2006

The particularly challenging business environment of 2005-06 saw Deswell record a decrease in total revenue of 8%, the first time in eight years that the Company has experienced such a fall. Management are confident, however, that Deswell has the technology, the versatility and the resilience to quickly turn this situation around.

Having invested around $48 million in its new Dongguan plant over the past four and a half years, the Company now has a superb state-of-the-art production facility that should allow it to stay extremely competitive in the plastics market. Considerable interest in the capabilities of the new plant has been shown by a number of prospective new customers. Because it is equipped with the very latest and best injection molding machinery and automation systems, Deswell is now in a position to cater for the most stringent and demanding requirements of high-end customers, and these capabilities will add an extra edge of competitiveness. In addition, the plant offers an increased production capacity that will give the Company scope to grow its business over the coming years.

The series of cost controls implemented over the past couple of years across its administrative and production operations are also bearing fruit, creating a leaner and more efficient operation. And Deswell has also actively promoted its new business segments, achieving steady growth from its electronics and metallics division and launching a promising new audio equipment distribution business. All these growth initiatives look set to help Deswell perform strongly in 2006-07, and reinforce its reputation as a high-quality international player.



We are encouraged by the interest in our expanded capabilities and increasingly optimistic about our growth prospects for the plastics business



Message to Shareholders

Dear Shareholders,

While we made significant strides forward during the year that have strengthened Deswell and positioned us well for long-term growth, certain external pressures were brought to bear on our business which impacted on our revenues, profitability, and ultimately the company's stock price.

Total net sales for the year ended March 31, 2006 decreased by 8% to $115.3 million. While our electronics manufacturing division, Kwanasia, reported a slight increase in sales, our plastic injection molding division, Jetcrown, reported a 19% decrease. This came about because sales to two of our larger injection molding customers decreased significantly over the year. In one case, we decided not to take on business for telecommunications products that would have resulted in significantly lower margins. The second customer halted production of a new model following the discontinuation of a new product launch in Europe, in order to make revisions to its design.

In spite of these setbacks, we made significant progress shaping our business so as to continue setting standards for quality and service. Our new injection molding facility in Dongguan has been a major strategic initiative, as we have created what is unquestionably one of the premier injection molding facilities in the world, and one that is positioning us for enhanced long-term growth. We have invested over $48 million in the new plant, all from internally generated cash flow. This custom-designed facility provides us with the cutting-edge equipment and automation we need to service the increasingly complex needs of our high-end customers. Just as importantly, it offers us additional capacity into which we can grow over time.

Over the past year we have been in discussion with a number of potential customers, many of whom have travelled to our new facility and seen our capabilities. The sales cycle of the injection molding business tends to be long, particularly for high-end business. We have been encouraged by the interest shown in our expanded capabilities, and are increasingly optimistic about the growth prospects for our plastics business.

Net sales in our electronics and metallics segment increased slightly for the year. Over the past decade we have built up a reputation as a preeminent manufacturer of audio equipment. Customers such as Peavey, DigiDesign and Line 6 look to us to manufacture items such as mixing boards and guitar amplifiers. Given that most quality audio products are housed in metal casings, our metals facility has represented a key competitive advantage for us in this sector despite contributing only a small proportion of our overall sales. In addition to continued success in our audio manufacturing business, we have begun helping some of our customers distribute their products in China. Our familiarity with the China market has proved helpful for customers looking to penetrate this growth market. This division recorded $1.8 million in sales last year.

Gross Profit for the year was 22.1%, compared to 26.7% for the year ended March 31, 2005. Raw materials prices remained high and labor rates increased during the year. SG&A expenses for the year amounted to 13.1% of total net sales, as compared to 12.5% of total net sales for the year ended March 31, 2005. We are pleased with our ability to keep SG&A expenses low, and will continue to manage costs prudently. For example, although we currently still operate our original injection molding facility in Shenzhen, we plan to phase out this facility over time, a move which will bring us additional savings.

Net income for the year decreased to $6.4 million, as a result of lower margins and some one-time write-offs during the year.

Our balance sheet remains strong. We ended the year with $25.4 million in cash and no long-term debt. Furthermore, we continued to pay a healthy dividend while maintaining a strong cash position and financing expansion through cash flow. Our total cash dividend for the year was $0.60, providing a yield of over 6% at the current stock price.

In closing, I would like to thank all of our shareholders for their valued support. While our performance was impacted by a number of external factors during the year, we remain well-positioned for improved performance as we move forward with an industry-leading facility and skilled management team. I look forward to sharing with you a successful fiscal 2007.

Sincerely,



Richard Lau
Chairman and CEO

New Plant ▷▷▷

Construction	Buildings	Total Area (square feet)	Estimated time become operational / On operation
Phase I (Completed)	▶ 4 blocks of factory building	466,000	On operation
	▶ 1 block of amenity center	91,000	On operation
	▶ 1 block of dormitory	116,000	On operation
Phase II (Completed)	▶ 2 blocks of factory building	227,000	On operation
	▶ 1 block of dormitory	126,000	On operation
	▶ 1 block of dormitory	44,000	On operation
	▶ 1 block of dormitory	46,000	On operation
Phase III (Completed)	▶ 1 block of office building	133,000	Sep-06
	▶ 1 block of factory building	293,000	On operation
	▶ 1 block of factory building	84,000	On operation
	▶ 1 block of dormitory (worker)	120,000	On operation
Phase IV (to be Built)	▷ 2 blocks of factory building	Progress depends on financial situation and future operating results of the Company	
	▷ 2 blocks of dormitory		











By the end of the 2006 fiscal year, the bulk of Deswell's new Dongguan plastic injection molding facility had been completed, equipped, and made operational. Phases I and II of construction were completed back in 2004, providing around 700,000 square feet of production space and over 420,000 square feet of dormitory and amenity facilities on 1.3 million square feet of leased land. Since then most of Phase III has also been completed, which has involved the building of a further 377,000 square feet of manufacturing space and 120,000 square feet of dormitory facilities. Both these later projects were finished and the buildings put into operation during the year under review. Phase III also includes the building of a 133,000 square foot office building: construction of this was completed in January 2006 but interior work and fit-out is still ongoing, and the building should be occupied by September 2006. The near completion of Phase III has given the Company a superbly equipped, state-of-the-art facility for plastic injection molding, strategically sited in the Pearl River Delta with easy access to international markets.

As part of its ongoing process of fitting out the new plant, the Company spent around $5.7 million in the year under review. Its total investment in the facility over the past four and a half years now amounts to $48 million, spent on plant construction, infrastructure development, and investment in machinery and equipment all of which has increased the Company's plastic injection molding capacity. Deswell's further investment in the Dongguan plant, as part of the final Phase IV stage of development, will be based on the availability of resources over the coming years. Phase IV includes plans for constructing two further blocks of factory buildings and two further dormitory facilities.



Plastic Injection Molding



Mold Design and Production



Export Molds



Plastic Injection

Plastic Injection Molding ▷▷▷

Deswell's plastic injection molding capacity continued to expand during the year as its new Dongguan plant became fully operational.


V55

Deswell has been facing continuing pressure from price increases in raw materials for two years now, and has had to absorb many of these increases itself. These price pressures in the 2006 fiscal year combined with decreases in orders from three major plastics division customers to affect sales from the Company's plastics division quite significantly. In addition, changes in the customer mix for its electronics & metallics division during the year disrupted the steady growth that had characterized this segment. As a result of these and some other factors, the Company reported a decrease of 8% in revenues from operations for the 2006 fiscal year, as well as 42% decreases in its operating income and net income. Despite this, Deswell's financial policies remain firm at year-end; namely, to maintain a solid financial position and avoid long- and short-term borrowings by financing major developments from its own resources.

During the year, Deswell continued with the development of its Dongguan plastic injection molding facility. Construction of Phase III of the plant is now almost completed, and most parts are in operation. It has continued to invest in new and advanced equipment and machinery, and the new plant is now contributing significantly to the Company's productivity.



Tooling Section:
High speed CNC line

Plastic Injection Molding

Deswell's plastic injection molding capacity remained a central business operation of the Company, but for the year ended March 31, 2006 it accounted for 41.9% of Deswell's total sales compared with the 47.5% of 2005 and the 54.6% of 2004.

This fall in the segment's overall contribution to Company sales reflects the 19% drop in revenues from the plastics segment over the year, primarily because of a loss of orders from three of the company's larger customers. In addition, the plastics segment was faced with the impact of high oil prices on plastic resin. Since the 2005 fiscal year, resin prices have risen by between 20% and 30%. Furthermore, labor costs for the year increased by 27%, having a considerable effect on relatively labor-intensive operations such as Deswell's. Finally, the Company was affected too by the 2% rise in value of the RMB, the currency it uses to pay most of its direct overhead expenses in China.

All these factors had a direct impact on profit margins within the plastics segment. Most short-term rising costs such as these cannot be easily passed on to customers, as Deswell typically fixes prices in advance for 60% or more of its orders. The Company has, however, implemented stringent costs controls across its plastics division to ensure maximum efficiency and cost-effectiveness in its operations.

Mold Design and Production

Deswell uses the best available tooling software to create complex molds in a wide range of different sizes. Its mold-making machines include advanced Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDM). As at March 31 2006, the Company operated 32 EDMs, 32 CNC milling machines and 86 NC milling machines. Deswell's molds weigh between 110 and 17,600 pounds, and cost from as little as $1,000 to as much as $200,000. In the year under review, the Company maintained a regular output of between 50 and 100 different molds each month.

Export Molds

The year under review saw revenues begin to be generated by the Company's new Export Mold Division, which was set up in 2005. This new division exclusively manufactures large-scale molds which are not used for producing plastic parts at Deswell's facilities but are instead shipped directly to customers.



Automation coating line

The Company continued to expand its production capabilities at the Dongguan site, purchasing and installing machines and equipment, which approximately worth:

$1.9 million

It includes electric discharge machines, CNC milling machines and injection molding machines



Double injection machine team plant

Plastic Injection

Construction and interior fit-out of Phase III of the new Dongguan plant was largely completed in 2005-06. During the year ended March 31, 2006, the Company added to its advanced production capabilities at the Dongguan plant by purchasing and installing approximately $1.9 million worth of machinery and equipment, which included:

- three sets of electric discharge machines;
- three sets of CNC milling machines;
- twenty nine sets of injection molding machines, with clamping force of between 86 and 160 tons.

This equipment replaced one CNC milling machine and 19 older sets of injection machines.

The new equipment mentioned above added to the equipment purchased in the previous year, which cost some $2.9 million and included 16 sets of Chen Hsong hydraulic injection machines (from 128 to 268 ton clamping force); six sets of injection molding machines (from 85 to 200 ton clamping force); four sets of electrical discharge machines; five sets of CNC milling machines; and seven sets of NC milling machines.

In total, the Company now operates 378 injection molding machines (from 50 to 1,600 ton clamping force), with most in the 88 to 268 ton range. Amongst these machines are 18 double-injection molding machines, which can simultaneously inject two different color plastics into a mold, and which are used for producing brand labels, key caps and buttons for telecommunications products.

With Phases I, II and III of the new Dongguan plant now almost fully operational, the Company's plastics operations utilize a total of over 1,070,000 square feet of manufacturing space and 133,000 square feet of office space. Overall, $10 million has been earmarked for total expenditure on Phase III of the development, of which in the year ending March 31, 2006 the Company spent an aggregate of $4.6 million. Another $10 to $12 million has been budgeted for the purchase of new machinery, equipment, and upgraded software.



Small injection machines line





Electronic Products and Assemblies ▷▷▷

Stringent cost controls helped increase revenue and gross profit, making this segment a significantly stronger contribution to the Company's overall business.



We have equiped eight most advanced high speed SMD production lines for different kinds of production requirements, from the smallest chip size 0201 currently available, to 1608 components as well as QFP and micro BGA at ultra high speed of 1,000 components per minute.



Deswell's electronics and metallics production is based at the Company's self-owned facilities in Cheung On, Dongguan. The site, which includes 400,000 square feet of factory and dormitory buildings and 240,000 square feet of land, was purchased in April 2003 at a cost of just over $4 million.

By comparison with the 2005 fiscal year, growth in Deswell's electronics business was small, with 2% growth being achieved in fiscal 2006. The slow growth was due to intense competition in this market, along with delays in the delivery of supplies of certain materials. These hold-ups in turn delayed the Company's production schedules.

Besides manufacturing professional audio equipments: including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers, Deswell's electronics business continued to focus on producing a range of products that included business communication equipment e.g. digital system keyset and IP phones; and surveillance products e.g. CCTV matrix switcher/controller.

The success of the Company's efforts to promote its electronics and metallics segment showed in this segment's contribution to Deswell's overall business. For the year ended March 31, 2006, this segment accounted for 54.5% of the Company's total sales, a rise from the 48.1% of 2005 and the 41.2% of 2004.


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Business of distributing audio equipment is currently in the process of expanding its network in China so as to open up a wide potential customer base in the near future.

Metal Parts Manufacturing

Deswell's metal parts operation manufactures metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. Sales by this division for the 2006 fiscal year made up 2.1% of Deswell's total sales (2005: 4.4%; 2004: 4.2%).

Distribution Business

From January 2005, the Company began to engage in the business of distributing audio equipment in China. For the year under review, this new division contributed a very small percentage of the Company's overall sales, but it is currently in the process of expanding its distribution network in China so as to open up a wide potential customer base in the near future.

Quality Control

The Company has a set of comprehensive testing and checking procedures in place across all its business segments designed to ensure that product defects are minimized. These include hourly checks on machines and molds, inspections of all incoming components, checks on work in process, and quality assurance inspections conducted before shipping. In addition, the Company's regular upgrading of equipment has helped keep scrap rates low. For the three years ended March 31, 2006, aggregate returns from all segments of Deswell's business operations have represented less than 3% of total net sales.


SUNEAST
SAC-3J5

As we declared as RoHS compliance, all our production operators have been well trained as well as equipments including the wave soldering machines fully converted to be lead-free processing.

Deswell's electronics and metallics manufacturing plant obtained ISO14001 certification in January 2006. This certification shows that the Company's environmental management standards at this facility meet set international standards. The electronics and metallics manufacturing plant now matches Deswell's plastic injection manufacturing plants in Shenzhen and Dongguan, which gained ISO14001 accreditation in 2003 and 2004 respectively. Deswell has also held ISO9001 certification since 1995 for both its plastic and electronic products manufacturing operations, and ISO9002 certification since 2000 for its metal manufacturing operation.

The Company successfully achieved ISO/TS 16949 certification for its plastic injection molding manufacturing plant in July 2006, following its decision in the 2005 fiscal year to pursue this certification rather than continue with the QS9000 certification procedure. ISO/TS 16949 is an ISO Technical Specification which aligns existing American (QS9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry, and is accepted as an equivalent to these national standards.

Together with ISO 9001-2000, ISO/TS 16949 specifies the quality system requirements for the design and development, production, installation and servicing of automotive-related products. ISO/TS 16949 is an optional certification that does away with the need for multiple certifications, and is valuable for manufacturers like Deswell that supply automotive components to many different international markets.

Raw Materials, Component Part and Suppliers

The chief raw materials used by the Company's plastics segment are various plastic resins, obtained from regional suppliers on the basis of price competitiveness. In the year under review, the price of resin remained high and had an effect on profits from Deswell's plastics division. In the 2006 fiscal year, the cost of plastic resin averaged 53% of the cost of plastic products sold (2005: 58%; 2004: 50%), and as a percentage of the total cost of goods sold in the same year it averaged 21% (2005: 24%; 2004: 24%). The Company used over 10,600,000 pounds of plastic resin in the year ended March 31, 2006. Apart from this, the Company also buys component parts and supplies for its electronics business, and small amounts of raw metal for manufacturing metallic molds and parts.

Customers and Marketing

The Company's customers are largely made up of OEMs and contract manufacturers, and are situated across Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years are as follows:



Geographic Areas		2004	2005	2006
United States	▷	38.4%	40.5%	49.0%
China	▷	51.6%	44.8%	37.5%
Europe	▷	5.9%	10.9%	7.0%
Hong Kong	▷	2.3%	0.8%	3.0%
Others	▷	1.8%	3.0%	3.5%
Total		100.0%	100.0%	100.0%

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2006 are as follows:

	2004	2005	**2006**
Purchase of property, plant and equipment	$19,862,000	$17,003,000	**$6,940,000**
Proceeds from the sale of property, plant and equipment	430,000	36,000	**50,000**

Over the past year, principal capital expenditure has been primarily directed towards ongoing construction and fit-out of the new Dongguan plastic injection molding plant, and purchase of new plastic injection molding machinery.

Up to March 31, 2006, Deswell had spent an aggregate of around $48 million on the Phases I, II and III of construction of its Donnguan plastic injection molding plant, and in expanding the Company's injection molding capacity by acquiring additional injection molding machinery and other equipment. Deswell maintains a strong cash position, and has been able to finance most of its capital expenditure from internally generated funds.



We attribute the overall net increase in fiscal 2006 to changes in business focus to more on professional audio equipment than telecommunication products

Financial Review ▷▷▷

Year ended March 31, 2006 Compared to Year Ended March 31, 2005

Net Sales - Deswell's net sales for the year ended March 31, 2006 were $115,276,000, a decrease of $10,314,000 or 8.2% as compared to the year ended March 31, 2005. Sales to Digidesign Inc., Epson Precision (H.K.) Ltd., and Line 6 Manufacturing, the Company's three largest customers during the year ended March 31, 2006, represented approximately 46.5% of net sales for the year.

The decrease in sales was primarily related to a decrease in sales at our plastic segment of $11,366,000 or 19.1% offsetting an increase in sales of electronics and metallic segment of $1,052,000 or 1.6%, as compared with fiscal 2005.

The revenue decrease at our plastic segment during fiscal 2006 was principally the result of the decrease in telecommunication product orders from VTech Telecommunications Limited, formerly one of major customers, of $5,796,000, which we chose not to accept because of the significantly lower margins from fabricating the products would produce; a decrease in orders from another major customer of $6,378,000 as a result of delays by that customer in the progress of its new model production; a decrease in orders from another telecommunication customer of $4,846,000 as a result its discontinuation of a product it had launched in Europe due to product design revisions; and the decrease in orders from other existing customers of $1,873,000. These decreases combined to offset increases in orders from both new and other existing customers aggregating $3,066,000 and $4,461,000.

The increase in net sales in the electronic and metallic segment during fiscal 2006 was for the most part due to an increases in orders for electronic products from both existing and new customers aggregating $3,352,000 and $3,392,000, respectively, and the addition of a full-year's sales from our audio equipment distribution business in China, which we began in January 2005, of $1,822,000. These factors together offset a net decrease in orders from existing customers of electronic products and metallic products of $3,507,000 and $4,007,000, respectively. We attribute the overall net increase in fiscal 2006 to changes in business focus to more on professional audio equipment than telecommunication products and our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and our addition of more new customers compared with fiscal 2005 as well the full year's impact from our new business of distributing of OEM's professional audio equipment products in China.

Gross Profit - Our overall gross profit for the year ended March 31, 2006 was $25,426,000, representing a gross profit margin of 22.1%. This compares with and overall gross profit and gross profit margin of $33,518,000, or 26.7%, for the year ended March 31, 2005.

Gross profit in our plastics segment decreased by $7,462,000, to $13,290,000, or 27.5% of net sales, for the year ended March 31, 2006 compared to $20,752,000, or 34.8% of net sales, for the year ended March 31, 2005. As compared to fiscal 2005, we attribute the fiscal 2006 decrease in this gross profit mainly to increased plastic resin costs resulting from the rise in oil prices that we could not pass on to customers by raising selling prices; an average of an approximate 27% increase in our labor costs resulting primarily from the increase in the minimum wage in Southern China where are factories are located, and increases aggregating approximately 2% from the appreciation, when translated to US dollars, in the RMB, the currency we use to pay substantially all of our direct overhead expenses.

Gross profit in the electronic & metallic segment decreased by $630,000 to $12,136,000 or 18.1% of net sales, for the year ended March 31, 2006 compared to $12,766,000 or 19.4% of net sales, for the prior year. We attribute the fiscal 2006 decrease in gross profit from fiscal 2005 principally from the combined effects of our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and an increase in our labor costs due to the minimum wage increases because of the increase of an average 14% as compared with prior year. These decreases were offset slightly by savings we were able to make by improving our material sourcing strategy and improved procurement efficiency.

Selling, General and Administrative Expenses - Selling, General and Administrative Expenses, or SG&A, expenses for the year ended March 31, 2006 were $15,052,000, amounting to 13.1% of total net sales, as compared to $15,759,000 or 12.5% of total net sales for the year ended March 31, 2005.

SG&A expenses in the plastic segment decreased by $1,368,000, or 13.8%, to $8,522,000, or 17.7% of net sales, for the year ended March 31, 2006 compared to $9,890,000, or 15.0% of net sales, for fiscal 2005. The decrease was primarily related to savings we realized in administration expenses of $816,000 as a result of the closure of one of our marketing subsidiaries at the beginning of calendar 2005; decreases in salaries, selling and depreciation expenses of $478,000, $15,000 and $117,000, respectively; and our continuing efforts to reduce other general expenses of $58,000. These savings together offset an increase in employee benefits during fiscal 2006 of approximately $115,000.

SG&A expenses in our electronic & metallic segment increased by $661,000, or 11.3%, to $6,530,000 or 9.7% of net sales, for the year ended March 31, 2006 compared to $5,869,000, or 8.9% of net sales, for the prior year. The increase was principally related to increases in salaries and welfare expenses of $269,000, selling and logistic expenses of $185,000, traveling expenses of $54,000, rental expenses of $50,000, financial expenses of $24,000 and other general expenses of $79,000 as a result of our expansion into the distribution of audio equipment in China and a general increase in sales activities in this segment during the year.

Operating Income - Operating income was $10,374,000 for the year ended March 31, 2006, a decrease of $7,385,000, or 41.6% as compared with the prior year.

On a segment basis, operating income of our plastics segment decreased $6,094,000, to $4,768,000, or 9.9% of net sales, in the year ended March 31, 2006 compared to $10,862,000 or 16.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit offsetting the improvement in SG&A expenses described above.

Operating income in our electronics & metallic segment decreased $1,291,000, to $5,606,000, or 8.4% of net sales, in the year ended March 31, 2006 compared to $6,897,000 or 10.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A expenses described above.

Other income (expenses) - Other expenses were $376,000 for the year ended March 31, 2006, an increase of $718,000 as compared with the other income of $342,000 for the year ended March 31, 2005.

On a segment basis, other expenses attributable to our plastic segment increased $352,000 to $247,000 in the year ended March 31, 2006, as compared to other income of $105,000 for the year ended March 31, 2005. The increase in other expenses was primarily attributable to a provision of $970,000 which we made for a doubtful account relating to one of our telecommunications customer's discontinuation of its European product launch in order to make revisions to the product's design. This provision in the year ended March 31, 2006 offset a $173,000 tax refund we received on our reinvestment of certain retained earnings in one of our PRC subsidiaries; an increase in interest income of $279,000, an increase in exchange gain of $25,000 coupled with a decrease in loss on disposal of fixed assets of $61,000 as compared to the year ended March 31, 2005.

Other expenses attributable to our electronic & metallic segment increased $366,000, to $129,000 in the year ended March 31, 2006, as compare to other income of $237,000 for the year ended March 31, 2005. This increase in other expenses was primarily due to the increase in bad debt write off of $135,000 during the year ended March 31, 2006 and a realized gain on disposal of investment of $295,000 during the year ended March 31, 2005 but nil in fiscal 2006, an unrealized loss on revaluation of marketable securities of $25,000 offsetting the increase in interest income of $51,000 in the year ended March 31, 2006.

Income Taxes - Income taxes for the year ended March 31, 2006 comprised of income tax expenses of $267,000 and deferred income tax assets of $294,000, compared with income tax expenses of $576,000 in the prior year.

On a segment basis, income taxes of the plastic segment comprised an income tax expenses of $8,000 and deferred income tax assets of $294,000 for the year ended March 31, 2006, as compared with income tax expenses of $202,000 in the prior year. The increase was a result of the recognition of such deferred income tax assets of $294,000 arising from the taxable losses incurred in one of our plastic manufacturing subsidiaries during fiscal year and the decrease in income tax expenses of $194,000 from another of our subsidiaries as a result of its operating losses incurred during the year.

The income tax expenses for the electronic & metallic segment decreased $115,000, to $259,000 for the year ended March 31, 2006. The decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,006,000 and the decrease in operating income during the year ended March 31, 2006.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the marketing subsidiary in which the Company had held a 51% shareholding interest was liquidated by its stockholders. As a result of the decrease in minority interests in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $1,240,000 for the year ended March 31, 2006, from $2,330,000 for the prior year. This represented a decrease in minority interest of $700,000 in the electronics and metallic subsidiaries, and a decrease in the minority interest in the company's marketing subsidiary from $390,000 to nil.

Net Income - Net income was $8,779,000 for the year ended March 31, 2006, a decrease of $6,404,000 or 42.2%, as compared to net income of $15,183,000 for the year March 31, 2005. Net income as a percentage of net sales decreased from 12.1% to 7.6% for the year ended March 31, 2006. The decrease in net income was mainly the result of the decrease in operating income and other income offsetting the decrease in income tax expenses and minority interest, as described above.

Net income for the plastic segment decreased by $5,567,000 or 53.7% to $4,807,000 for the year ended March 31, 2006 compared to $10,374,000 for the prior year 2005. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits and other income, offsetting the decrease in income tax expenses and minority interest, as described above.

Net income for the electronic & metallic segment decreased by $837,000 or 17.4% to $3,972,000 for the year ended March 31, 2006 compared to $4,809,000 for the prior year 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income offsetting the decrease in income tax expenses and minority interest, as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2006 (in thousands):

Year ended March 31,	2004				2005				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$26,075	$25,079	$24,784	$21,257	$28,788	$31,924	$36,185	$28,693	$30,075	$29,046	$29,972	$26,183
Gross profit	8,411	7,980	8,401	6,298	8,318	8,461	9,402	7,337	7,640	6,209	6,561	5,016
Operating income	4,646	4,511	4,403	2,812	4,812	4,499	4,837	3,611	3,986	2,766	2,689	933
Net income	4,354	4,121	3,535	2,710	3,995	3,628	4,207	3,353	3,151	2,795	2,380	453

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Exchange Rates

The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor cost and overhead expenses of the Company are paid primarily in Hong Kong dollars and RMB, respectively.

Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars has not, to date, represented a currency exchange risk to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, the Company's results of operations and financial condition could be materially adversely affected.

Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company's operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People's Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. As a consequence, and in addition to increases in plastic resin and labor costs, in the year ended March 31, 2006 Deswell's operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell's gross margins, operating income and net income were adversely affected.

The four main currencies in the basket to which the RMB was linked in July 2005 were the US dollar, the euro, the Japanese yen and the Korean won. In the months since July 2005, a further small but steady appreciation against the US dollar continued to occur and by the middle of May 2006, the RMB had risen to 8.02 to the US dollar. If this trend continues or the Chinese government allows a further and significant RMB appreciation, Deswell's operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company's products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.

We did not hedge our currency risk during the years ended March 31, 2004, 2005 and 2006 and at March 31, 2006, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2006, net cash generated from operations totaled $12,322,000, including net income of $8,779,000 and depreciation and amortization of $5,299,000. Accounts receivable decreased by $6,773,000, over levels at March 31, 2005, primarily as a result of a provision of doubtful account receivable of $970,000 and the decreases in sales. Inventories increased by $709,000, over levels at March 31, 2005, primarily resulting from the shortage in supplies of some materials we use in the manufacture of electronic parts during the last quarter ended March 31, 2006 which delayed our production and delivery schedule. Accounts payable decreased by $5,563,000 over levels at March 31, 2005, primarily because of the decrease in materials purchases. For the year ended March 31, 2005, net cash generated from operations totaled $16,425,000, including net income of $15,183,000 and depreciation and amortization of $4,970,000.

Net cash used in investing activities amounted to $6,890,000 and $16,967,000 for the years ended March 31, 2006 and 2005, respectively. Capital expenditures during these periods totaled $6,940,000 and $17,003,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the construction of our new Dongguan manufacturing plant and our acquisition of plant and machinery for our production facilities in China.

Net cash used in financing activities for the years ended March 31, 2006 and 2005 were $7,967,000 and $1,578,000, respectively. Net cash we used in financing activities during the year ended March 31, 2006 was primarily to fund the our dividend payments to shareholders of $7,311,000, dividend payments to minority shareholders of subsidiaries of $1,229,000 netting off the proceeds of $352,000 from the exercise of stock options from directors and employees and the release of restricted cash of $391,000. Net cash we used in financing activities during the year ended March 31, 2005 was primarily to fund our dividend payments to shareholders of $9,234,000, dividend payments to minority shareholders of subsidiaries of $756,000, increase in restricted cash of $650,000 netting off the proceeds of $9,092,000 from the exercise of stock options from directors and employees.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was increased from 5.25% to 8.25% during the year ended March 31, 2006.

At March 31, 2006, the Company had cash and cash equivalents of $25,369,000 and committed credit facilities of $1,285,000, of which none had been used. The Company also had restricted cash of $649,000, which was pledged as collateral for those credit facilities. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business.

We had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery of $974,000 as of March 31, 2006. We expect that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of its new factory.

A summary of our contractual obligations and commercial commitments as of March 31, 2006 is as follows:

Payments due by Period (In thousands)

Contractual obligations	Total	Year ending March 31, 2007	Period from April 1, 2007 to March 31, 2009	Period from April 1, 2009 to March 31, 2011	Period after March 31, 2011
Long-term bank borrowing	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease payments	783	571	212	-	-
Capital expenditures	974	895	79	-	-
Purchase obligations	10,582	10,582	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	12,339	12,048	291	-	-

Five year financial summary ▷▷▷

(In thousands, except per share and percentage data)

Income Statement Data	Year ended March 31,				
	2002	2003	2004	2005	2006
Net sales	$83,320	$90,905	$97,195	$125,590	$115,276
Cost of sales	54,448	61,006	66,105	92,072	89,850
Gross profit	28,872	29,899	31,090	33,518	25,426
Selling, general and administrative expenses	14,939	15,354	14,718	15,759	15,052
Operating income	13,933	14,545	16,372	17,759	10,374
Interest expense	(26)	(6)	(16)	(12)	(6)
Other income (expenses), net	877	818	910	342	(376)
Income before income taxes and minority interests	14,784	15,357	17,266	18,089	9,992
Income taxes	535	3,826	589	576	(27)
Income before minority interests	14,249	11,531	16,677	17,513	10,019
Minority interests	925	1,288	1,957	2,330	1,240
Net income	$13,324	$10,243	14,720	15,183	8,779
Net income per share (2)(3)	$1.06	$0.79	$1.08	$1.04	$0.59
Average number of shares outstanding-basic (2)(3)	12,605	13,008	13,664	14,656	14,908
Diluted net income per share (3)	$1.05	$0.77	$1.04	$1.02	$0.59
Average number of shares outstanding-diluted (2)(3)	12,699	13,278	14,160	14,933	14,936
Statistical Data:					
Gross margin	34.7%	32.9%	32.0%	26.7%	22.1%
Operating margin	16.7%	16.0%	16.8%	14.1%	9.0%
Dividends per share (3)	$0.57	$0.51	$0.63	$0.65	$0.63

Balance Sheet Data	At March 31,				
	2002	2003	2004	2005	2006
Working capital	$54,922	$58,223	$52,876	$57,576	$55,114
Total assets	94,744	106,172	113,534	136,976	130,670
Long-term debt, less current portion	-	-	-	-	-
Total debt	482	-	-	-	-
Shareholders' equity	69,651	81,846	89,730	104,767	106,768

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic net income per share excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock splits effected in July 2002 and March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

Report of Independent Registered Public Accounting Firm ▷▷▷

To the Shareholders and the Board of Directors of Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Hong Kong, June 16, 2006

Consolidated Balance Sheets

(U.S. dollars in thousands)

	March 31,	
	2005	2006
Assets		
Current assets:		
Cash and cash equivalents	$28,073	$25,369
Restricted cash (note 7)	1,040	649
Marketable securities (note 3)	244	164
Accounts receivable, less allowances for doubtful amounts of $28 and $970 at March 31, 2005 and 2006, respectively	25,091	18,318
Inventories (note 4)	21,136	21,845
Prepaid expenses and other current assets (note 5)	4,761	5,035
Income taxes receivable (note 10)	20	-
Total current assets	80,365	71,380
Property, plant and equipment-net (notes 6 and 7)	56,133	58,286
Deferred income tax assets (note 10)	-	294
Goodwill (note 8)	478	710
Total assets	$136,976	$130,670
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$16,449	$10,886
Dividend payable	-	2,089
Accrued payroll and employee benefits	2,020	1,415
Customer deposits	868	674
Other accrued liabilities (note 9)	3,127	1,018
Income taxes payable	325	184
Total current liabilities	22,789	16,266
Commitments and contingencies (note 11)	-	-
Minority interests	9,420	7,636
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2005 - 14,778,730; March 31, 2006 - 14,923,730 (note 12)	39,068	41,254
Additional paid-in capital	6,970	6,970
Accumulated other comprehensive income	-	436
Retained earnings	58,729	58,108
Total shareholders' equity	104,767	106,768
Total liabilities and shareholders' equity	$136,976	$130,670

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and other Comprehensive Income

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2004	2005	2006
Net sales	$97,195	$125,590	$115,276
Cost of sales	66,105	92,072	89,850
Gross profit	31,090	33,518	25,426
Selling, general and administrative expenses	14,718	15,759	15,052
Operating income	16,372	17,759	10,374
Interest expense	(16)	(12)	(6)
Other income (expenses), net	910	342	(376)
Income before income taxes and minority interests	17,266	18,089	9,992
Income taxes (note 10)	589	576	(27)
Income before minority interests	16,677	17,513	10,019
Minority interests	1,957	2,330	1,240
Net income	14,720	15,183	8,779
Other comprehensive income			
Foreign currency translation adjustment	-	-	436
Comprehensive income	$14,720	$15,183	$9,215
Net income per share (note 2)			
Basic:			
Net income per share	$1.08	$1.04	$0.59
Weighted average common shares outstanding	13,664	14,656	14,908
Diluted:			
Net income per share	$1.04	$1.02	$0.59
Weighted average common and potential common shares	14,160	14,933	14,936

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(U.S. dollars in thousands, except share and per share data)

	Common stock		Additional	Accumulated other		
	Shares outstanding	Amount	paid-in capital	comprehensive income	Retained earnings	Shareholders' equity
Balance at March 31, 2003	13,546,252	$28,247	$6,970	$ -	$46,629	$81,846
Exercise of stock options	177,375	1,733	-	-	-	1,733
Net income	-	-	-	-	14,720	14,720
Dividends ($0.63 per share)	-	-	-	-	(8,569)	(8,569)
Balance at March 31, 2004	13,723,627	29,980	6,970	-	52,780	89,730
Exercise of stock options	1,055,250	9,092	-	-	-	9,092
Odd share redemption upon stock split	(147)	(4)	-	-	-	(4)
Net income	-	-	-	-	15,183	15,183
Dividends ($0.65 per share)	-	-	-	-	(9,234)	(9,234)
Balance at March 31, 2005	**14,778,730**	**39,068**	**6,970**	**-**	**58,729**	**104,767**
Exercise of stock options	**25,000**	**352**	**-**	**-**	**-**	**352**
Issue of common stock for acquisition of additional interest in a subsidiary	**120,000**	**1,834**	**-**	**-**	**-**	**1,834**
Foreign currency translation adjustment	**-**	**-**	**-**	**436**	**-**	**436**
Net income	**-**	**-**	**-**	**-**	**8,779**	**8,779**
Dividends ($0.63 per share)	**-**	**-**	**-**	**-**	**(9,400)**	**(9,400)**
Balance at March 31, 2006	**14,923,730**	**$41,254**	**$6,970**	**$436**	**$58,108**	**$106,768**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

	Year ended March 31,		
	2004	2005	2006
Cash flows from operating activities			
Net income	$14,720	$15,183	$8,779
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,402	4,970	5,299
Loss on sale of property, plant and equipment	392	125	45
Realized gain on disposal of other investments	-	(295)	-
Net realized (gain) and unrealized holding loss on marketable securities	(533)	53	80
Minority interests	1,901	2,330	1,215
Deferred tax	-	(15)	(294)
Changes in operating assets and liabilities:			
Accounts receivable	(2,230)	(6,134)	6,773
Inventories	(1,390)	(4,962)	(709)
Prepaid expenses and other current assets	(304)	(1,809)	(274)
Income taxes receivable	196	107	20
Accounts payable	1,525	5,281	(5,563)
Accrued payroll and employee benefits	954	(246)	(605)
Customer deposits	265	109	(194)
Other accrued liabilities	(857)	1,533	(2,109)
Income taxes payable	(3,816)	195	(141)
Net cash provided by operating activities	15,225	16,425	12,322
Cash flows from investing activities			
Purchase of property, plant and equipment	(19,862)	(17,003)	(6,940)
Proceeds from sale of property, plant and equipment	430	36	50
Acquisition of marketable securities	(1,056)	-	-
Proceeds from sale of marketable securities	6,410	-	-
Net cash used in investing activities	(14,078)	(16,967)	(6,890)
Cash flows from financing activities			
Dividends paid	(8,569)	(9,234)	(7,311)
Dividends paid to minority shareholders of a subsidiary	(582)	(756)	(1,229)
Exercise of stock options	1,733	9,092	352
Odd shares redemption	-	(4)	-
(Increase) decrease in restricted cash	1,976	(650)	391
Contribution from (loan to) minority shareholders of subsidiaries	88	(26)	(170)
Net cash used in financing activities	(5,354)	(1,578)	(7,967)
Cash effect of exchange rate changes	-	-	(169)
Net decrease in cash and cash equivalents	(4,207)	(2,120)	(2,704)
Cash and cash equivalents, beginning of year	34,400	30,193	28,073
Cash and cash equivalents, end of year	$30,193	$28,073	$25,369
Supplementary disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$16	$12	$6
Income taxes	$4,210	$289	$387
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 5% shareholding in a subsidiary	$ -	$ -	$1,834
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$ -	$ -	$234

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macau Special Administrative Region ("Macau") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2006, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $52,226.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.

2. Summary of Significant Accounting Policies

Principles of consolidation - The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill - The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation and determined that there was no impairment in goodwill.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities - All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

Inventories - Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets - Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

Property, plant and equipment - Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Valuation of long-lived assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition - Sales of goods are recognized when goods are shipped and title of goods sold has passed to the purchaser. Customers do not have a general right of return on products shipped. Products returns to the Company were insignificant during past years.

Comprehensive income - The comprehensive income of the Company for the years ended March 31, 2004 and 2005 was represented by the net income of the respective years. Other comprehensive income for the year ended March 31, 2006 represents foreign currency translation adjustments and is included in the consolidated statement of shareholders' equity.

Allowance for doubtful account - The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2004, 2005 and 2006, shipping and handling costs expensed to selling expenses were $989, $549 and $658, respectively.

Income taxes - Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign currency translation - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rate of Hong Kong dollars has been fixed to the U.S. dollar at approximately HK$7.78 to $1.00 since April 2005. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction losses included in income were $52, $111 and $86 for the years ended March 31, 2004, 2005 and 2006, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2004, 2005 were HK$7.75 to US$1.00 and 2006 was HK$7.78 to US$1.00, respectively. The exchange rate between the Chinese renminbi and the U.S. dollar used for the years ended March 31, 2004, 2005 were RMB 8.29 to US$1.00 and 2006 was RMB8.09 to US$1.00, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.

Post-retirement and post-employment benefits - The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

Stock-based compensation - SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure.

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2004	2005	2006
Net income:			
As reported	$14,720	$15,183	$8,779
Pro forma	11,525	15,183	8,779
Stock-based employee compensation cost, net of tax	$3,195	$ -	$ -
Basic net income per share:			
As reported	$1.08	$1.04	$0.59
Pro forma	0.85	1.04	0.59
Diluted net income per share:			
As reported	$1.04	$1.02	$0.59
Pro forma	0.81	1.02	0.59

The fair value of options granted in the year ended March 31, 2004 was estimated to be approximately $3.55 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest rate - weighted average	3.93%	n/a	n/a
Expected life of options - weighted average	10 years	n/a	n/a
Expected volatility	34.78%	n/a	n/a
Expected dividend yield	4.60%	n/a	n/a

Net income per share - Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2004	2005	2006
Net income	$14,720	$15,183	$8,779
Basic net income per share	$1.08	$1.04	$0.59
Basic weighted average common shares outstanding	13,664	14,656	14,908
Effect of dilutive securities - Options	496	277	28
Diluted weighted average common and potential common shares outstanding	14,160	14,933	14,936
Diluted net income per share	$1.04	$1.02	$0.59

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent changes in accounting standards - In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", SFAS No. 123(R) supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees and amends SFAS No.95, "Statement of Cash Flows". Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15, 2005, which is the fiscal year ending March 31, 2007 for the Company. The Company believes that the impact of adoption of SFAS No.123 (R) on its financial position or results of operations will approximate the magnitude of the "Stock-Based Compensation" disclosed in Note 2 pursuant to the disclosure requirements of SFAS No.123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which is the fiscal year ending March 31, 2007. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In September 2005, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 04-13 "Accounting for Purchase and Sales of Inventory with the Same Counterparty". EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purpose of applying APB Opinion No. 29, "Accounting for Nonmonetary Transactions", when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2005	2006
Cost	$297	$297
Market value	$244	$164

Unrealized loss for the years ended March 31, 2004, 2005 and 2006 were $nil, $53 and $78, respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2004, 2005 and 2006 were $6,410, $nil and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2004, 2005 and 2006 were $533, $nil and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. Inventories

Inventories by major categories are summarized as follows:

	March 31,	
	2005	2006
Raw materials	$8,329	8,782
Work in progress	8,088	6,932
Finished goods	4,719	6,131
	$21,136	$21,845

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	March 31,	
	2005	2006
Value added tax receivable	$ 1,667	$1,893
Deposit for purchase of plant and equipment	460	71
Rental and utility deposit	179	169
Advance to suppliers	456	1,183
Prepayment	496	346
Others	1,503	1,373
	$4,761	$5,035

(U.S. dollars in thousands, except per share data)

6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31,	
	2005	2006
At cost:		
Land and buildings	$24,638	$25,528
Plant and machinery	31,386	34,708
Furniture, fixtures and equipment	17,701	18,247
Motor vehicles	2,367	2,383
Leasehold improvements	4,939	5,237
Total	81,031	86,103
Less: accumulated depreciation and amortization	(30,088)	(35,116)
Construction in progress	5,190	7,299
Net book value	$56,133	$58,286
Cost of land and buildings consist of the following:		
Leasehold land and buildings (a)	$1,482	$1,476
Land use right of state-owned land and buildings erected thereon (b)	16,144	17,067
Long term leased land and buildings erected thereon (c)	4,186	4,170
Other buildings (d)	2,826	2,815
	$24,638	$25,528

(a) Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2006, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d) Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

7. Credit facilities and pledged assets

The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2005 and 2006 these facilities totaled $8,078, and $1,285, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2005 and 2006, cash of $1,040 and $649, respectively, and leasehold land and buildings of net book value $1,259 and $nil, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2005 and 2006, the Company has not borrowed against these lines.

8. Goodwill

The change in the carrying value of goodwill amounted to $232 represents the excess purchase price over the fair value of net assets acquired in relation to the acquisition of further 5% ownership in a subsidiary during the year ended March 31, 2006. There were no impairment in goodwill for the years ended March 31, 2004, 2005 and 2006, respectively.

9. Other Accrued liabilities

Other accrued liabilities consist of the following:

	March 31,	
	2005	2006
Value added tax payable	$972	$70
Accrued expenses	1,323	131
Commission expenses	138	217
Others	694	600
	$3,127	$1,018

10. Income Taxes

The components of income before income taxes and minority interests are as follows:

	Year ended March 31,		
	2004	2005	2006
Hong Kong	$216	$80	$4
China and others	17,050	18,009	9,988
	$17,266	$18,089	$9,992

(U.S. dollars in thousands, except per share data)

10. Income Taxes- continued

Hong Kong

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

China

Enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an "Export-oriented Enterprise" by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2003, 2004 and 2005.

Dongguan Kwan Hong Electronics Company Limited ("Dongguan Kwan Hong") (a subsidiary of the Company) has been approved as a "High-tech Enterprise" by the local tax authority and enjoyed a lower national tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for Dongguan Kwan Hong was 18%, in which 15% is for national tax and 3% is for the local tax.

Jetcrown Industrial (Dongguan) Limited ("Jetcrown Dongguan") (a subsidiary of the Company) has commenced its first and second tax exemption year for the calendar year ended December 31, 2004 and 2005 respectively.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

During the years ended March 31, 2004, 2005 and 2006, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, in another Chinese subsidiary, Jetcrown Dongguan totaling $nil, $nil and $173, respectively.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $1,811, $719 and $92 and the basic net income per share would have been lower by $0.13, $0.05 and $0.01 for the years ended March 31, 2004, 2005 and 2006 respectively, and diluted net income per share for the years ended March 31, 2004, 2005 and 2006 would have been lower by $0.13, $0.05 and $0.01, respectively.

Others

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2004	2005	2006
Current tax			
- Hong Kong	$132	$51	$29
- China	457	540	238
Deferred tax	-	(15)	(294)
	$589	$576	$(27)

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2004	2005	2006
Provision for income taxes at statutory tax rate in China	4,661	4,884	2,698
Effect of different tax rate in various jurisdictions	(210)	(219)	6
Tax holidays and concessions	(1,811)	(666)	99
Effect of income for which no income tax is payable	(1,977)	(3,459)	(2,853)
Under (over) provision of income tax in previous year	(22)	34	8
Others	(52)	2	15
Effective tax	$589	$576	$(27)

The components of deferred income tax are as follows:

	March 31,	
	2005	2006
Deferred tax asset:		
Net operating loss carryforwards	$ -	$294
Less: Valuation allowances	-	-
	-	294
Deferred tax liability	-	-
Net deferred tax asset	$ -	$294

(U.S. dollars in thousands, except per share data)

11. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,507, $981 and $868 for the years ended March 31, 2004, 2005 and 2006, respectively.

At March 31, 2006, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2007	$571
2008	212
Total minimum lease payments	$783

At March 31, 2006, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $895 which is expected to be disbursed during the year ending March 31, 2007.

The Company has contracted with some building contractors to construct the Company's new factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $32,969. At March 31, 2006, a total of $32,121 has been paid on the project and are recorded in property, plant and equipment.

12. Shareholders' Equity

On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

13. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $272, $310 and $515 for the years ended March 31, 2004, 2005 and 2006, respectively. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2004, 2005 and 2006 amounted to $31, $2 and nil, respectively.

14. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1998, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan.

At March 31, 2006, options to purchase an aggregate of 3,586,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,					
	2004		2005		2006	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	1,001,625	$7.55	1,724,250	$10.74	669,000	$14.10
Granted during the year	900,000	14.10	-	-	-	-
Exercised during the year	(177,375)	9.77	(1,055,250)	8.61	(25,000)	14.10
Outstanding and exercisable at the end of the year	1,724,250	10.74	669,000	14.10	644,000	14.10
Range of exercise price per share	$7.55 to $14.10		$14.10		$14.10	

There were nil options forfeited or expired for the years ended March 31, 2004, 2005 and 2006. The weighted average remaining contractual life of the share options outstanding at March 31, 2006 was 7.50 years. At March 31, 2004, 2005 and 2006, there were nil , nil and 500,000 options available for future grant under the plans respectively.

(U.S. dollars in thousands, except per share data)

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2004, 2005 and 2006 are as follows:

	Percentage of net sales Year ended March 31,		
	2004	2005	2006
Digidesign, Inc.	17.8%	19.1%	17.4%
Epson Precision (H.K.) Limited	15.4%	18.5%	14.6%
Line 6 Manufacturing	*	14.9%	14.5%
VTech Telecommunications Limited	17.6%	12.1%	*
Inter-Tel Incorporated	10.3%	*	*

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2005 and 2006, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2005	2006
Largest receivable balances	53.7%	59.4%

There were bad debt expense of $nil, $28 and $208 during the years ended March 31, 2004 and 2005 and 2006 respectively. There were provision for bad debts expenses of $nil, $nil and $970 during the years ended March 31, 2004, 2005 and 2006 respectively.

Country risk - The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

16. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

17. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2004, 2005 and 2006 are as follows:

(U.S. dollars in thousands, except per share data)

17. Segment Information - continued

	Year ended March 31, 2004			2005			2006		
	Net sales	Intersegment sales	Profit (loss)	Net sales	Intersegment sales	Profit (loss)	Net sales	Intersegment sales	Profit (loss)
Segment:									
Injection molded plastic parts	$54,745	$1,699	$11,717	$61,519	$1,877	$10,967	$49,429	$1,152	$4,521
Electronic products	40,083	3	5,378	60,472	-	6,660	66,563	1,926	7,282
Metallic parts	6,185	2,116	171	8,200	2,724	462	2,362	-	(1,811)
Segment total	$101,013	$3,818	$17,266	$130,191	$4,601	$18,089	$118,354	$3,078	$9,992
Reconciliation to consolidated totals:									
Sales eliminations	(3,818)	(3,818)	-	(4,601)	(4,601)	-	(3,078)	(3,078)	-
Consolidated totals:									
Net sales	$97,195	$ -		$125,590	$ -		$115,276	$ -	
Income before income taxes and minority interests			$17,266			$18,089			$9,992

	Year ended March 31, 2004		2005		2006	
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:						
Injection molded plastic parts	$230	$ -	$128	$ -	$407	$ -
Electronic products	17	16	13	12	64	-
Metallic parts	-	-	-	-	-	6
Consolidated total	$247	$16	$141	$12	$471	$6

	Year ended March 31, 2004			2005			2006		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:									
Injection molded plastic parts	$83,391	$14,285	$2,992	$94,707	$15,232	$3,550	$89,622	$6,156	$3,844
Electronic products	29,182	5,162	949	36,072	1,479	968	33,796	555	993
Metallic parts	5,083	414	460	8,628	292	452	6,768	230	462
Segment totals	$117,656	$19,861	$4,401	$139,407	$17,003	$4,970	$130,186	$6,941	$5,299
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(4,600)	-	-	(2,909)	-	-	(226)	-	-
Goodwill not allocated to segments	478	-	-	478	-	-	710	-	-
Consolidated totals	$113,534	$19,861	$4,401	$136,976	$17,003	$4,970	$130,670	$6,941	$5,299

17. Segment Information - continued

The Company's sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2004	2005	2006
Net sales			
China	$50,095	$56,311	$43,220
United States of America	37,359	50,837	56,514
Hong Kong	2,186	1,001	3,409
Europe	5,778	13,733	8,098
Others	1,777	3,708	4,035
Total net sales	$97,195	$125,590	$115,276

The location of the Company's identifiable assets is as follows:

	March 31,		
	2004	2005	2006
Hong Kong and Macau	$43,660	$49,626	$41,933
China	69,396	86,872	88,027
Total identifiable assets	$113,056	$136,498	$129,960
Goodwill	478	478	710
Total assets	$113,534	$136,976	$130,670

Directors and Management ▷▷▷

Directors

RICHARD LAU
Chairman
and Chief Executive Officer

C. P. LI
Executive Director

C. W. LEUNG
Executive Director

ALLEN Y. C. CHAM
Non-executive Director
and Chairman of Audit Committee

H. H. LEUNG
Non-executive Director
and member of Audit Committee

W. K. HUI
Non-executive Director
and member of Audit Committee

Management

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

ELIZA PANG
Chief Financial Officer

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

WILLIAM SONG
Director of Marketing
(Plastic Operations)

S. Y. TANG
Director of Marketing
(Export Mold)

Investors' Information ▷▷▷

Registered Office
Deswell Industries, Inc.
H.W.R. Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Corporate Website
http://www.deswell.com

Corporate office
Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

Macao Subsidiaries Office
Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322096
Fax: (853) 323265

Kwanasia Electronics (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 322737
Fax: (853) 323196
http://www.kwanasia.com

PRC Subsidiaries
Jetcrown Industrial (Shenzhen) Limited
Block A, D, F-G, Wing Village Industrial Estate
Shekou, Shenzhen, China
Tel: (86) 755-669-7120
Fax: (86) 755-669-7119

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houji Town, Dongguan, China
Tel: (86) 769-8582-0406
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8553-7201
Fax: (86) 769-8553-9301

Shenzhen Kwan Wing Trading Company Limited
16B, Shenzhen Development Bank Building
No.171 Tao Yuan Lu,
Nanshan District, Shenzhen, China
Tel: (86) 755-2656-8488
Fax: (86) 755-2656-8555

Shareholders' Meeting
The Annual Meeting of Shareholders will be held at 9:30 a.m. on September 18, 2006 at Chambertin 1, Wynn Resort Las Vegas, 3131 Las Vegas Blvd. South, Las Vegas, Nevada 89109, U.S.A

Stock Listing
The common shares of Deswell Industries, Inc., are traded on the Nasdaq Global Market System under the stock symbol "DSWL".

Transfer Agent and Registrar
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-0674

Investor Relations Consultant
Institutional Marketing Services, Inc.
110 Wall Street
Ste. 2400
New York, NY 10005, U.S.A.
Tel: (212) 668-0813
Fax: (212) 668-9834
Email: jnesbett@institutionalms.com

SEC Counsel
Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.

Auditors
BDO MaCabe Lo Limited
Hong Kong

Principal Bank
The Hongkong and Shanghai Banking Corporation Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.



Date: August 25, 2006

By: ____________________________

Name: Richard Lau

Title: Chief Executive Officer